UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.
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(Exact Name of Registrant as specified in its charter)

Not Applicable
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(Translation of Registrant's name into English)

The Netherlands
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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands
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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsinternational.com, Address: Same as above
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(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share
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(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
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(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,000,000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐  NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐  NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐  NO ☐

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2017	2016
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,375	$3,892
Restricted cash	4,384	3,787
Accounts receivable, net	45,047	34,128
Prepaid expenses and other current assets	4,241	2,101
Total current assets	$62,047	$43,908

Deferred tax assets, net	361	337
Investments	2,000	-
Property and equipment, net	2,437	1,784
Goodwill	693	712
Other assets	526	415
Total assets	$68,064	$47,156

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$16,085	$8,352
Accounts payable	3,929	3,211
Accrued expenses and other current liabilities	32,186	26,502
Income taxes payable	1,990	1,130
Value added tax (VAT) payable	7,239	6,170
Loan payable to related party, including accrued interest	2,035	-
Total current liabilities	$63,464	$45,365

Convertible notes payable to related party, including accrued interest	35,912	34,511
Other liabilities	403	757
Total liabilities	$99,779	$80,633

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value; 33,333,334 shares authorized;
21,000,000 shares issued and outstanding as of June 30, 2017 and
as of December 31, 2016	10,655	10,655
Additional paid-in capital	23,128	23,128
Accumulated deficit	(58,400)	(59,554)
Accumulated other comprehensive loss	(7,251)	(7,859)
Non controlling interest in subsidiaries	153	153
Total shareholders' deficit	(31,715)	(33,477)
Total liabilities and shareholders' deficit	$68,064	$47,156

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data
(Unaudited)

	Six months ended	Six months ended
	June 30, 2017	June 30, 2016

Revenue	$134,950	$123,932
Cost of revenue	116,105	109,978
GROSS PROFIT	18,845	13,954
Operating expenses:
Research and development	1,422	1,159
Selling, general and administrative	11,819	11,260
Total operating expenses	13,241	12,419
OPERATING PROFIT	5,604	1,535
Other expense, net	(3,506)	(4,540)
PROFIT (LOSS) BEFORE INCOME TAX EXPENSE	2,098	(3,005)
Income tax expense	(944)	(306)
NET PROFIT (LOSS)	$1,154	$(3,311)

PROFIT (LOSS) PER SHARE - BASIC AND DILUTED
Net profit (loss)	$0.05	$(0.30)

Weighted average number of shares outstanding	21,000,000	10,961,698

COMPREHENSIVE PROFIT (LOSS)
Net profit (loss)	$1,154	$(3,311)
Translation adjustment	608	158
Comprehensive profit (loss)	$1,762	$(3,153)

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Contriolling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2015	10,961,698	$5,928	$21,267	$(61,896)	$(7,507)	$-	$(42,208)
Net loss	-	-	-	(3,311)	-	-	(3,311)
Translation adjustment	-	-	-	-	158	-	158

BALANCE AT JUNE 30, 2016	10,961,698	$5,928	$21,267	$(65,207)	$(7,349)	$-	$(45,361)
Issuance of common stock	10,038,302	4,727	1,861	-	-	-	6,588
Non controlling interest in subsidiaries	-	-	-	-	-	153	153
Net Income	-	-	-	5,653	-	-	5,653
Translation adjustment	-	-	-	-	(510)	-	(510)

BALANCE AT DECEMBER 31, 2016	21,000,000	$10,655	$23,128	$(59,554)	$(7,859)	$153	$(33,477)
Non controlling interest in subsidiaries	-	-	-	-	-	-	-
Net income	-	-	-	1,154	-	-	1,154
Translation adjustment	-	-	-	-	608	-	608

BALANCE AT JUNE 30, 2017	21,000,000	$10,655	$23,128	$(58,400)	$(7,251)	$153	$(31,715)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 1 - BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2017 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2017 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2017.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

NOTE 2 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America.

The technology segment is predominantly involved in the development and sale of identity security software to customers, predominantly in Europe and the Unites States of America.

Financial Condition

As of June 30, 2017 and December 31, 2016, the Company has a negative working capital of $1,417 and $1,457, respectively. During the periods ended June 30, 2017 and 2016, the Company incurred net profit (loss) of $1,154 and $(3,311) respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Management believes that the Company’s operating cash flows and third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from third parties will be successful.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 3 - INVESTMENTS

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of June 30, 2017 the Company owns 3.8 percent ownership interest in an entity which was originally valued at approximately $258 using Level 1 inputs; however, the Company has determined  that value of the investment is impaired.

In March 2017 the Company invested an amount of $2,000 for 7% of White Line B.V., a limited company incorporated in the Netherlands. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company believes that its cost is the best indicator of its fair value. Because of management’s belief that the cost of the investment is the best indicator of its fair value, the investment is classified as level 3 as described above. In October 2017, the Company invested an additional amount of $1,500 for additional 5% of the company.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 3 – INVESTMENTS (CONTINUED)

Should the value of this investment decrease, a company related to the main shareholder has guaranteed to repurchase this investment at a minimum amount of $3,500. The guaranty is effective after three years of the date of purchase and terminates after five years.

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% to 50% and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

NOTE 4 – NOTES PAYABLE – BANKS

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $6,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

On July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8,500. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2016, the company was in compliance with all required debt covenants.

On December 2017, the commercial lender agreed to reduce the $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder to $700.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of June 30, 2017).

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of June 30, 2017 and December 31, 2016, the Company had approximately $6,217 and $6,301 respectively, outstanding under line of credit arrangements. As of June 30, 2017 and December 31, 2016, the Company had $531, and $833, respectively, in unused borrowing capacity under the line of credit facility.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 4 – NOTES PAYABLE – BANKS  (CONTINUED)

Europe

In January 2016, the Company replaced it’s line of credit arrangement with the same commercial bank, to provide it with up to €10,000 ($11,398 as of June 30, 2017) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.75% with a minimum of 3.5% per annum (3.5% as of June 30, 2017).

In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12,000 ($13,676 as of June 30, 2017).

The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of June 30, 2017 the Company had €8,633 ($9,840 as of June 30, 2017) in outstanding borrowings under the line of credit arrangement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,850 as of June 30, 2017) is provided to the Company by the same commercial bank. As of June 30, 2017 the Company had €2,448 ($2,790 as of June 30, 2017) of outstanding guarantees under the guarantee facility.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

NOTE 5 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2017	2016
Accrued payroll and related costs	$15,961	$14,328
Accrued vacation	5,741	3,415
Accrual for minimum wage increase	3,510	3,581
Short term loan	1,140	-
Cash overdraft	909	1,109
Labor union contribution	972	1,564
Other	3,953	2,505
Total accrued expenses and other current liabilities	$32,186	$26,502

The cash overdraft balance above represents outstanding checks as of June 30, 2017 and December 31, 2016.

NOTE 6 – LOAN PAYABLE TO RELATED PARTY

In March 2017, the Company entered into a loan agreement with an entity related to a shareholder, to provide it with $2,000 loan through March 2018. The loan bears interest of 7% per year. In December 2017, the Company repaid $700 of the loan.

NOTE 7 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTIES

In May 2014, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 7 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTIES (CONTINUED)

All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial.

In December 2016, the entity related to the main shareholder converted $5,429 accrued interest into 7,238,302 shares at a price of $0.75 per share.

In December 2017 the loan period was extended until January 1, 2019.

At June 30, 2017 and December 31, 2016, convertible notes payable to a related party consist of $24,806 and $25,078, respectively, in principal and $11,106 and $9,433, respectively, in accrued interest. Interest expense related to these notes is $840, and $3,351 for the periods ended June 30, 2017 and 2016, respectively .

NOTE 8 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software to customers, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 8 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The chief operating decision maker reviews the operating results of these reportable segments. The performance of the reportable segments is based primarily on profit (loss) from operations. Amounts in the table below represent the figures of the continuing operations in the different reportable segments.

		Aviation
	Corporate	Services	Technology	Total
Six months ended June 30, 2017:
Revenue	$-	$133,227	$1,723	$134,950
Depreciation and amortization	22	466	17	505
Net profit (loss)	(4,474)	6,878	(1,250)	1,154
Total assets	$3,381	$63,593	$1,090	$68,064

Six months ended June 30, 2016:
Revenue	$-	$122,469	$1,463	$123,932
Depreciation and amortization	3	410	20	433
Net profit (loss)	(5,313)	3,124	(1,122)	(3,311)
Total assets	$523	$57,527	$727	$58,777

The following table sets forth, for the periods indicated, revenue generated by country:

	Six months ended June 30,
	2017	2016
Netherlands	$45,776	$42,522
Germany	58,197	53,326
United States of America	25,189	22,585
Other	5,788	5,499
Total	$134,950	$123,932

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,
	2017	2016
Netherlands	$1,038	$751
Germany	359	415
United States of America	549	337
Other	491	276
Total	$2,437	$1,779

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC.

	Period ended June 30,
	2017	2016
Revenue	100.0%	100.0%
Cost of Revenue	86.0%	88.7%
Gross profit	14.0%	11.3%
Research and development expenses	1.1%	0.9%
Selling, general and administrative expenses	8.8%	9.1%
Operating profit	4.1%	1.3%
Other expense, net	(2.6)%	(3.7)%
Profit (Loss) before income tax expense	1.5%	(2.4)%
Income tax expense	(0.7)%	(0.2)%
Net profit (loss)	0.8%	(2.6)%

Revenue

Revenue for the period ended June 30, 2017 was $134,950 compared to $123,932 in the first six months of 2016. Revenue from the European Aviation Security activities increased by $8,155 in the first six months of 2017, mainly because of increase of operations in Germany and The Netherlands.

Revenues from other Aviation Services provided in the United States of America (“U.S.”) increased by $2,603 compared to the six months period ended June 30, 2016 mainly due to new contracts and rates increase.

Revenues from the Technology segment increased by $260 compared to the six months period ended June 2016 due to new contracts and new operations.

Cost of revenue

Cost of revenue for the period ended June 30, 2017 was $116,105 (86.0% as percentage of revenue) compared to $109,978 (88.7% as percentage of revenue) for the first six months of 2016. Cost of revenue as percentage of revenue decreased in the first six months of 2017 compared to the comparable period in 2016 as the Company was able to improve it’s crossutilization as part of the increase in the services it provides to it’s different customers.

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2017 and 2016 were $1,422 (1.1% as percentage of revenue) compared to $1,159 (0.9% as percentage of revenue) for the first six months of 2016. Increase of R&D costs relates mostly to increase of manpower and salary costs.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $11,819 for the period ended June 30, 2017 (8.8% as percentage of revenue) compared to $11,260 (9.1% as percentage of revenue) for the first six months of 2016. Increase of SG&A expenses is mostly a result of the increase in the revenues and operations of the group.

Other expense, net

Other expense net include mainly interest to banks, related party and other institutions, exchange rate income (expense) and bank charges. Other expense, net, was $3,506 (2.6% as percentage of revenue) for the first six months of 2017 compared to $4,540 (3.7% as percentage of revenue) for the comparable period ending June 30, 2016.

Interest expenses to related party totaled $840 in the first six months of 2017 compared to $3,351 in the comparable period of 2016. Decrease in interest expenses to related party reflects a one time increase in 2016 of the Company’s interest rate to a related party by one percent, retroactively, from the first day of the loan. The interest expense to related party regarding previous years totaled to $1,864. In addition as in December 2016, part of the accrued interest of the loan to related party was converted into shares, interest expenses decreased accordingly. As substantial part of the loan was taken in Euro, the interest expense is being affected also by the changes in the exchange rate between the U.S. Dollar and the Euro.

Exchange rate expense during the first six months of 2017 totaled $2,239 compared to $663 at the comparable period in 2016. The main currency that is being revaluated in the Company is the Euro, which is being translated to U.S. Dollars.

Other interest expenses and bank charges totaled $427 in the first six months of 2017 compared to $526 in the comparable period of 2016.

Income tax expense

Income tax expense for the period ended June 30, 2017 was $944 (0.7% as percentage of revenue) compared to expense of $306 (0.2% as percentage of revenue) in the comparable period of 2016. Increase of tax expenses relates to accruals for income taxes, mostly in one country in Europe, on which we realized all losses from previous years for tax purposes in that country.

Net Loss

As result of the above, ICTS' net profit (loss) amounted $1,154 for the first six months of 2017, compared to net loss of ($3,311) for the comparable period of 2016.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Ran Langer
Ran Langer, Managing Director

Dated: December 29, 2017